Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

September 9, 2011

John Reynolds, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Catasys, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 22, 2011
File No. 333-173659

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), we are hereby responding to the comments given by letter (the “Comment Letter”) dated August 10, 2011 by the Securities and Exchange Commission (the “Commission”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Amendment No. 1 to Registration Statement on Form S-1

1.
We note the revised disclosure on page 16 regarding the determination of the offering price.  Please revise the narrative disclosure on the cover page to disclose the offering price for the duration of the offering and tell us whether you are relying on Rule 430A to omit the actual price and related information.

Response: The Company inadvertently included the revised disclosure on page 16 but it will be relying on Rule 430A to omit the actual price and the related information. The Company has revised the disclosure to reflect this.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

2.	Also, please provide disclosure currently omitted in the first, second and fifth sets of brackets in the first paragraph on the prospectus cover page, assuming you are relying on Rule 430A.

Response: The Company revised the disclosure in the second and fifth brackets in the first paragraph of the prospectus cover page and is omitting the information in the first paragraph in reliance on Rule 430A and based on a conversation with Shehzad Niazi at the Commission. Discussions between the Company and the placement agent have concluded that the number of securities (number of shares and number of warrants at a given price, exercise price, etc.) will only be determined at pricing.  Such information will be filled in and filed pursuant to 424(b).

The Company acknowledges the Staff’s references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461.  The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration.

In conclusion, on behalf of the Company, we wish to remind the Staff of the exigent financial circumstances of the Company which have been previously disclosed.  We appreciate the time and effort of the staff thus far and respectfully request your continued prompt attention to this filing.  We stand ready to discuss any concerns the Staff may have. Please call the undersigned at (212) 692-6768 or Sara Felder at (212) 692-6778 with any comments or questions and please send a copy of any written comments to the undersigned at the following address:

Kenneth R. Koch, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Phone: (212) 692-6768 Fax: (212) 983-3115 Very truly yours, /s/ Kenneth R. Koch